EXHIBIT 99.1

Qualcomm and Himax Technologies Jointly Announce High Resolution 3D Depth Sensing Solution

Enabling Computer Vision Camera Using Qualcomm Spectra™ Imaging Technology and Himax SLiM™ Optics, Sensor, Driver, and Integration Technology

SAN DIEGO and TAINAN, Taiwan, Aug. 30, 2017 (GLOBE NEWSWIRE) -- Qualcomm Incorporated (NASDAQ:QCOM) and its subsidiary Qualcomm Technologies, Inc., and Himax Technologies, Inc. (NASDAQ:HIMX), today jointly announced a collaboration to accelerate the development and commercialization of a high resolution, low power active 3D depth sensing camera system to enable computer vision capabilities for use cases such as biometric face authentication, 3D reconstruction, and scene perception for mobile, IoT, surveillance, automotive and AR/VR.

The collaboration brings together Qualcomm Spectra™ technologies and expertise in computer vision architecture and algorithm with Himax’s complementary technologies in wafer optics, sensing, driver, and module integration capabilities to deliver a fully integrated SLiM™ (Structured Light Module) 3D solution. The SLiM™ is a turn-key 3D camera module that delivers real-time depth sensing and 3D point cloud generation with high resolution and high accuracy performance for indoor and outdoor environments. The SLiM™ is engineered for very low power consumption in a compact, low profile form factor, making the solution ideal for embedded and mobile device integration. Qualcomm Technologies and Himax will commercialize the SLiM™ 3D camera as a total camera system solution for a wide array of markets and industries with mass production targeting in Q1/2018.

“This partnership with Himax highlights the technology investments we are making with Taiwanese companies to continue leading in visual processing innovation,” said Jim Cathey, senior vice president and president, Asia Pacific and India, Qualcomm Technologies, Inc. “The combination of cutting edge technology licensing and collaboration with an industry leading Taiwanese partner like Himax will help create groundbreaking new products in Taiwan, strengthening the global 3D depth sensing ecosystem and boosting Taiwan’s economy.”

“As an engineer, it is gratifying to see how our technology inventions enable products that will enrich user experience for consumers around the world,” said Chienchung Chang, vice president of engineering, Qualcomm Technologies, Inc. “It has been a great experience collaborating with Himax on the project to enable 3D computer vision technologies in smartphones, virtual reality and augmented reality products.”

“Our 3D sensing solution will be a game changing technology for smartphones, where we will enable the Android ecosystem to provide the next generation of mobile user experience,” said Jordan Wu, President and Chief Executive Officer of Himax Technologies. “Our two companies have worked together for more than four years to design the SLiM™ 3D sensing solution to meet growing demands for enhanced computer vision capabilities that will enable amazing new features and use cases in a broad range of markets and applications. We are pleased to partner with Qualcomm Technologies to put together an ecosystem and to enable the revolutionary computer vision solutions for our customers globally in a timely fashion.”

About Qualcomm

Qualcomm's technologies powered the smartphone revolution and connected billions of people. We pioneered 3G and 4G – and now we are leading the way to 5G and a new era of intelligent, connected devices. Our products are revolutionizing industries, including automotive, computing, IoT, healthcare and data center, and are allowing millions of devices to connect with each other in ways never before imagined. Qualcomm Incorporated includes our licensing business, QTL, and the vast majority of our patent portfolio.  Qualcomm Technologies, Inc., a subsidiary of Qualcomm Incorporated, operates, along with its subsidiaries, all of our engineering, research and development functions, and all of our products and services businesses, including, our QCT semiconductor business. For more information, visit Qualcomm’s website, OnQ blog, Twitter and Facebook pages.

https://www.qualcomm.com/

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 3,000 patents granted and 404 patents pending approval worldwide as of June 30th, 2017. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

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Qualcomm Spectra is a product of Qualcomm Technologies, Inc.

Forward Looking Statements
Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2016 filed with the SEC, as may be amended.

Company Contacts:

Pete Lancia, Corporate Communications
Qualcomm
Tel: +1-858-845-5959
Email: corpcomm@qualcomm.com

John Sinnott, Investor Relations
Qualcomm
Tel: +1-858-658-4813
Email: ir@qualcomm.com

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
 www.himax.com.tw